                                   FORM 11-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934
                  For the fiscal year ended December 31, 2000

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

              For the transition period from _______ to _________

                 Commission file numbers 1-2116 and 333-32530


                HARTCO FLOORING COMPANY RETIREMENT SAVINGS PLAN
                           (Full title of the Plan)


                       ARMSTRONG WORLD INDUSTRIES, INC.
                           ARMSTRONG HOLDINGS, INC.
              2500 Columbia Avenue Lancaster, Pennsylvania 17604
          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                                         Page No.
                                                                                         --------
Item 1.  Independent Auditors' Report                                                         4
         ----------------------------

Item 2.  Statements of Net Assets Available for Benefits
         -----------------------------------------------
         December 31, 2000 and 1999                                                           5

Item 3.  Statements of Changes in Net Assets Available for Benefits
         ----------------------------------------------------------
         Years ended December 31, 2000 and 1999                                               6

Notes to Financial Statements                                                              7-14

Schedule of Assets Held for Investment Purposes                                              15

Exhibits                                                                                     16
--------
Consent of Independent Auditors

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                         HARTCO FLOORING COMPANY
                         RETIREMENT SAVINGS PLAN


June 28, 2001            By: /s/: Jennifer E. Wisdom
                         ----------------------------

                         Jennifer E. Wisdom Vice President Human Resources

                         Independent Auditors' Report
                         ----------------------------


To the Retirement Committee of the
 Hartco Flooring Company
 Retirement Savings Plan:



We have audited the accompanying statements of net assets available for benefits of the Hartco Flooring Company Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hartco Flooring Company Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP
Dallas, Texas
May 28, 2001

                            HARTCO FLOORING COMPANY
                            RETIREMENT SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 2000 and 1999

                                                                       2000                 1999
                                                                  --------------      ----------------
Assets:
    Investments, at fair value (note 5):
       Armstrong Holdings, Inc. common stock                      $     183,608       $         56,257
       Fidelity Magellan Fund                                         1,813,926              1,941,949
       Fidelity Equity Income Fund                                    1,454,970              1,516,877
       Fidelity Intermediate Bond Fund                                  963,539                980,972
       Fidelity Overseas Fund                                           488,818                575,744
       Fidelity Asset Manager Fund                                      229,440                215,799
       Fidelity Retirement Money Market Fund                            804,567              1,043,205
       Participant loans                                                295,746                264,984
                                                                  -------------       ----------------
             Total investments                                        6,234,614              6,595,787

    Receivables (note 2):
       Employer contributions                                           180,305                      -
       Employee contributions                                             2,947                  2,674
       Participant loans                                                  1,135                      -
       Other                                                                  -                 34,098
                                                                  -------------       ----------------
             Total receivables                                          184,387                 36,772
                                                                  -------------       ----------------
             Total assets                                             6,419,001              6,632,559
                                                                  -------------       ----------------
    Refund payable to participants                                       42,669                      -
                                                                  -------------       ----------------
Net assets available for benefits                                 $   6,376,332       $      6,632,559
                                                                  =============       ================

See accompanying notes to financial statements.

                            HARTCO FLOORING COMPANY
                            RETIREMENT SAVINGS PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 2000 and 1999

                                                                                            2000               1999
                                                                                      ----------------    --------------
Additions to net assets attributed to:
    Investment income (loss):
       Interest and dividend income                                                    $      427,583      $      498,432
       Net appreciation (depreciation) in fair value of investments (note 5)               (1,057,188)            235,315
                                                                                       --------------      --------------
                Net investment income (loss)                                                 (629,605)            733,747

    Contributions:
       Participant (note 2)                                                                   343,653             379,718
       Employer (note 2)                                                                      319,976              50,795
       Rollovers (note 3)                                                                      36,801               4,074
                                                                                       --------------      --------------
                Total contributions                                                           700,430             434,587
                                                                                       --------------      --------------
                Total additions                                                                70,825           1,168,334
                                                                                       --------------      --------------
Deductions from net assets attributed to - benefits paid
    to participants (notes 2 and 3)                                                         ( 327,052)           (417,778)
                                                                                       --------------      --------------
                Net increase (decrease)                                                      (256,227)            750,556

Net assets available for benefits at the beginning of the year                              6,632,559           5,882,003
                                                                                      ---------------      --------------
Net assets available for benefits at the end of the year                              $     6,376,332      $    6,632,559
                                                                                      ===============      ==============

See accompanying notes to financial statements.

                            HARTCO FLOORING COMPANY
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(1)  General Information

     On June 28, 1996, Triangle Pacific Corp. (the Company) acquired from Premark International, Inc. (Premark) all of the common stock of Hartco Flooring Company. In connection with this acquisition, Premark and the Company agreed to spin off, effective as of June 28, 1996, that portion of the Premark Plan benefiting participants who were employees or former employees of Premark, to a separate plan sponsored and maintained by the Company to be known as the Hartco Flooring Company Retirement Savings Plan (the Plan), as set forth herein, as a continuation, without interruption, of such portion of the Premark Plan.

     On July 22, 1998, Triangle Pacific Corp. was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The Board of Directors of Triangle Pacific Corp. intends to continue providing retirement benefits through the Company's defined contribution plans.

(2)  Description of the Plan

    The following description of the Plan provides only general information. Participants should refer to the Plan documents for more detailed information.

    (a)  General

         The Plan is a defined contribution plan which provides retirement benefits to employees of Hartco Flooring Company, a division of Triangle Pacific Corp., who are not members of a collective bargaining agreement and whose customary employment is for at least 1,000 hours during a 12 month period. Employees are eligible to participate in the Plan on the first day of the month coincident with or following the completion of six months of service. All eligible employees whose customary employment is not for at least 1,000 hours during a year participate in the plan on the first day of the month coincident with or following the 12 month period after their employment or any plan year thereafter, provided 1,000 hours of service are completed during this time period. However, employees must not be active participants in any other defined contribution plan to which the Company or any subsidiary contributes on their behalf. The Plan is administered by Hartco Flooring Company, a subsidiary of Triangle Pacific Corp., and advised by the Company's Retirement Committee appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    (b)  Contributions

         Participants are permitted to contribute from 1% to 16% of their eligible compensation to the Plan, as defined by the Plan documents. Participants may elect to invest their contributions in any of the available investment funds offered by Fidelity Management Trust Company, the Trustee. Effective January 1, 2000, the Company provides a 50% match of active participants' contributions, up to 6% of the participant's eligible compensation.

                            HARTCO FLOORING COMPANY
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


     Effective January 1, 1998, the Plan was amended to include a profit sharing component. The Company may contribute a discretionary profit sharing amount based solely at the discretion of the board of Directors of the Company. The Board of Directors approved a discretionary profit sharing contribution of $179,034 and -0- for the years ended December 31, 2000 and 1999, respectively.

(c)  Participant Accounts

     Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, Plan earnings and forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)  Vesting

     Participants are fully vested in the current value of their own contributions and earnings thereon, and become fully vested in Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

                     Years of                          Vested
                  vesting service                     percentage
                -------------------                 --------------
                    Less than 1                            0%
                 1 but less than 2                        20
                 2 but less than 3                        40
                 3 but less than 4                        60
                 4 but less than 5                        80
                    5 or more                            100

     Participants who are age 65 or over or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their account.

                            HARTCO FLOORING COMPANY
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(e)  Investment Options

     Elective contributions may be invested in guaranteed income funds, fixed income funds, equity funds or a money market fund at the option of the participating employee. The Plan has investment options available to which participants may allocate their contributions as follows:

      . Armstrong Holdings, Inc. Common Stock - Effective April 1, 1999, the Plan was amended to include Armstrong World Industries, Inc. common stock as one of the investment options. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. Armstrong Holdings, Inc. is publicly traded on the New York Stock Exchange. On December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Triangle Pacific Corp. was not included in the filing. As of December 19, 2000, the Plan was amended to eliminate the Armstrong Holdings, Inc. Common Stock fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

      . Fidelity Magellan Fund - The Fidelity Magellan Fund is a diversified portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks or both.

      . Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking reasonable income by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

      . Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/ Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

      . Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

                            HARTCO FLOORING COMPANY
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

     . Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long term. The fund pursues this goal with diversified investments of stocks, bonds and short-term and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

     . Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short- term securities. These securities may include, but are not limited to, high-quality short-term U.S. dollar denominated money market securities, domestic and foreign issuers.

(f)  Participant Loans

     Participants may borrow from the Plan an amount greater than $1,000 but less than 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not to exceed five years and bear interest at 1% above the prime rate of interest being charged by local banks at the time the loan is authorized. The interest rate at December 31, 2000 was 10.50%.

(g)  Payment of Benefits

     On termination of service due to death, disability or retirement, a participant may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions, in cash or by purchasing an annuity under the terms of an annuity contract. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. Participants may make hardship withdrawals from their earnings deferred contributions at specified times, subject to the determination by the Plan administrator that the withdrawal is required to meet an immediate and heavy financial need.

(h)  Forfeitures

     Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan ($6,708 and $10,881 in 2000 and 1999, respectively). The Company will reinstate forfeited balances to the accounts of participants who rejoin the Company within five years of their termination.

                            HARTCO FLOORING COMPANY
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(3)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value and have been determined based on closing market quotations. Purchases and sales of securities are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Administration Expenses

          In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 2000 and 1999, all significant expenses were paid by the Company ($16,087 in 2000 and $18,305 in 1999, respectively).

     (d)  Payment of Benefits

          Benefits are recorded when distributed.

     (e)  Rollover Contributions

          Employee rollovers represent receipts from employees receiving distributions from their previous employers' qualified plan(s).

     (f)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                            HARTCO FLOORING COMPANY
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(4) Units

    Participant accounts are assigned investment fund units/shares. The net asset value per unit/shares by fund/account for the 2000 and 1999 calendar quarters ended is as follows:

                                                                                                                    Units at
                                                           2000 quarters ended                                    December 31,
                             -----------------------------------------------------------------------------
                                 March 31          June 30           September 30           December 31               2000
                             --------------    --------------    -------------------    ------------------    ------------------
Armstrong Holdings,
 Inc. common stock                $  17.88        $     15.30         $    11.94            $     2.07                89,001
Fidelity Magellan Fund              143.25             134.63             133.84                119.30                15,205
Fidelity Equity Income
 Fund                                50.62              50.37              53.71                 53.43                27,231
Fidelity Intermediate
 Bond Fund                            9.75               9.75               9.86                 10.04                95,970
Fidelity Overseas Fund               48.27              45.73              42.42                 34.37                14,222
Fidelity Asset Manager
 Fund                                19.05              18.80              19.11                 16.82                13,641
Fidelity Retirement
 Money Market Fund                    1.00               1.00               1.00                  1.00               804,567

                                                                                                                    Units at
                                                           1999 quarters ended                                    December 31,
                             -----------------------------------------------------------------------------
                                 March 31          June 30           September 30           December 31               1999
                             --------------    --------------    -------------------    ------------------    ------------------
Armstrong Holdings,
 Inc. common stock                $  45.19        $    57.81          $   44.94             $    33.37                 1,686
Fidelity Magellan Fund              129.75            129.77             122.02                 136.63                14,213
Fidelity Equity Income
 Fund                                55.92             61.63              56.03                  53.48                28,363
Fidelity Intermediate
 Bond Fund                           10.16              9.96               9.88                   9.76               100,509
Fidelity Overseas Fund               36.99             38.88              41.11                  48.01                11,992
Fidelity Asset Manager
 Fund                                17.54             18.08              17.28                  18.38                11,741
Fidelity Retirement
 Money Market Fund                    1.00              1.00               1.00                   1.00             1,043,205

                            HARTCO FLOORING COMPANY
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(5)  Investments

     The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 2000 and 1999:

                                                             Fair value
                                                    --------------------------
                                                          2000          1999
                                                    ------------    ----------
       Fidelity Magellan Fund                      $  1, 813,926   $ 1,941,949
       Fidelity Equity Income Fund                    1, 454,970     1,516,877
       Fidelity Intermediate Bond Fund                   963,539       980,972
       Fidelity Overseas Fund                            488,818       575,744
       Fidelity Retirement Money Market Fund             804,567     1,043,205
       Other - less than 5%                              708,794       537,040
                                                     -----------    ----------
          Total investments                        $  6, 234,614   $ 6,595,787
                                                     ===========    ==========


   During 2000 and 1999, the Plan's investments had net realized and unrealized gains (losses) as follows:

                                                          2000           1999
                                                    ------------     ----------
       Armstrong Holdings, Inc.
        common stock                               $    (621,277)  $    (23,081)
       Fidelity Magellan Fund                           (257,531)       204,771
       Fidelity Equity Income Fund                        (3,549)       (43,380)
       Fidelity Intermediate Bond Fund                    26,147        (51,714)
       Fidelity Overseas Fund                           (182,982)       137,637
       Fidelity Asset Manager Fund                       (17,995)        11,082
                                                    ------------     ----------

                Net appreciation (depreciation)
                 in fair value of investments      $  (1,057,188)  $    235,315
                                                    ============     ==========

     The components of investment income (loss) for the years ended December 31, 2000 and 1999 are as follows:

                                                          2000           1999
                                                    ------------    -----------
       Investment income (loss):
        Interest and dividend income               $     427,583   $    498,432
        Net appreciation (depreciation)
         in the fair value of investments             (1,057,188)       235,315
                                                    ------------    -----------
                                                   $    (629,605)  $    733,747
                                                    ============    ===========

                            HARTCO FLOORING COMPANY
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999

(6)  Tax Status of the Plan

     The Internal Revenue Service has determined and informed the Company by a letter dated January 27, 1998, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code
     (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)  Plan Termination

     Although it has not expressed intent to do so, the Company has the right to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(8)  Related Party Transactions

     Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Triangle Pacific Corp. is a wholly-owned subsidiary of Armstrong World Industries, Inc. Fidelity Management Trust Company is the trustee as defined by the Plan. Therefore, transactions involving these entities or funds qualify as party-in-interest transactions.

                            HARTCO FLOORING COMPANY
                            RETIREMENT SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes
                       at end of year December 31, 2000


                                                                        Current
Identity of issuer             Description of investment                 value
----------------------------   ---------------------------------      ----------

Armstrong Holdings, Inc.*      Common stock                           $  183,608

Fidelity Investments*          Fidelity Magellan Fund                  1,813,926

Fidelity Investments*          Fidelity Equity Income Fund             1,454,970

Fidelity Investments*          Fidelity Intermediate Bond Fund           963,539

Fidelity Investments*          Fidelity Overseas Fund                    488,818

Fidelity Investments*          Fidelity Asset Manager Fund               229,440

Fidelity Investments*          Fidelity Retirement Money Market Fund     804,567

Participant loans*             Loans to participants                  $  295,746
                                                                      ----------
                               Total investments                      $6,234,614
                                                                      ==========


* Party-in-interest

See accompanying independent auditors' report.